Exhibit 99.1

COMAMTECH INC.

COMAMTECH ADJOURNS REQUEST FOR FINAL ORDER
AND ENTERS INTO A SECOND AMENDMENT TO THE ARRANGEMENT AGREEMENT
INCLUDING AN AMENDED PLAN OF ARRANGEMENT

Montreal, Québec, March 23, 2011 – Comamtech Inc. (“Comamtech”) (OTCBB: COMT) announced that the Ontario Superior Court of Justice (Commercial List) has agreed to adjourn the hearing for a final order. Comamtech and DecisionPoint Systems, Inc. (“DecisionPoint”) agree that it would be in the best interests of shareholders to amend the adjustment clause found in the current plan of arrangement (the “Plan of Arrangement”) in order to more accurately reflect the value of Comamtech’s assets. Consequently, the Plan of Arrangement has been amended to reflect the foregoing. The share exchange ratio, previously agreed to and found in the Plan of Arrangement remains unchanged and each DecisionPoint shareholder will receive one share of Comamtech for every eight shares of DecisionPoint. The amendments to the Plan of Arrangement will require a new special meeting of the shareholders of Comamtech to approve the revised plan of arrangement.  A new record date and meeting date will be communicated shortly to shareholders.

Furthermore, pursuant to the second amendment to the arrangement agreement (“Amendment No. 2 to the Arrangement Agreement”), no termination fee shall be payable by Comamtech to DecisionPoint under any circumstance. In addition, should the transaction not close as a result of DecisionPoint’s shareholders failing to approve the transaction, DecisionPoint has also agreed to pay an expenses fee of $125,000 in addition to the reverse termination fee payable under the arrangement agreement entered into between Comamtech, 2259736 Ontario Inc. and DecisionPoint on October 20, 2010 (and as first amended on December 23, 2010).

A new management information circular relating to the amended Plan of Arrangement and the Amendment No.2 to the Arrangement Agreement will also be circulated shortly to Comamtech’s shareholders.

Copies of the Arrangement Agreement, Amendment No. 1 to the Arrangement Agreement and Amendment No. 2 to the Arrangement Agreement, are available under Comamtech’s profile on SEDAR at www.sedar.com.

About Comamtech Inc.

Comamtech Inc. (OTCBB: COMT) is the successor to Copernic Inc. which was sold to N. Harris Computer Corporation on November 4, 2010.

About DecisionPoint Systems, Inc.

DecisionPoint Systems, Inc. (OTCBB: DNPI) delivers improved productivity and operational advantages to its clients by helping them move their business decision points closer to their customers. They do this by making enterprise software applications accessible to the front-line worker anytime, anywhere. DecisionPoint utilizes all the latest wireless, mobility, and RFID technologies. For more information on DecisionPoint Systems visit http://www.decisionpt.com/news.php.

Forward Looking Statements

Forward Looking Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual outcomes to differ materially from plans, projections, expectations and other anticipated results. Some of these risks and uncertainties are detailed in the Company's filings with the U.S. Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims an intent or obligation to update any description of the scope, focus or subject matter of the forward-looking statements or any other matters contained in this press release except as otherwise required by law.

FOR MORE INFORMATION CONTACT:

Comamtech Inc.
Marc Ferland, President and Chief Executive Officer
Telephone: 418-653-1555
Email: mferland@comamtech.com